UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SENOMYX, INC.

(Name of Subject Company)

SENOMYX, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

81724Q107

(CUSIP Number of Class of Securities)

John Poyhonen

President, Chief Executive Officer and Director

Senomyx, Inc.

4767 Nexus Centre Drive

San Diego, California 92121

(858) 646-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Charles J. Bair, Esq.

Rama Padmanabhan, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On September 17, 2018, Senomyx, Inc. (“Senomyx”) and Firmenich issued a joint press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Sentry Merger Sub, Inc., a wholly owned subsidiary of Firmenich Incorporated (“Purchaser”), will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Senomyx common stock, for $1.50 per share in cash. If successful, the Offer will be followed by a merger of Purchaser with and into Senomyx (the “Merger”).

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

(i)	Joint Press Release issued by Senomyx and Firmenich, dated September 17, 2018.

(ii)	Letter to Senomyx employees, first sent on September 17, 2018.

(iii)	Senomyx employee FAQs, first used on September 17, 2018.